

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2021

Suying Liu
Chief Executive Officer
Mountain Crest Acquisition Corp II
311 West 43rd Street
12th Floor
New York, NY 10036

      Re: Mountain Crest Acquisition Corp II
          Registration Statement on Form S-4
          Filed April 23, 2021
          File No. 333-255493

Dear Dr. Liu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed April 23, 2021

Better Therapeutics, Inc., page 16

1.   Please revise the second paragraph under the heading to clarify that none of the company's products are FDA approved. Similarly, revise your statement in the third paragraph that you "expect" FDA authorization of BT-001 in late 2022. In this regard, you should not suggest or imply that the product will be approved by FDA. Please revise your disclosure here and any similar statements throughout the prospectus accordingly.

2.   Please revise here to clarify the disease treatment claim for which you seek FDA approval. In this regard, we note that your disclosure on page 16 indicates that your prescription digital therapeutics are designed to promote "changes in neural

pathways of the brain" so that "lasting changes in behavior" can become possible; however, your diabetes studies and trials, as discussed in your Business section, do not appear to: (i) measure or assess neural pathway changes or (ii) assess behavioral changes beyond limited durations (i.e., three to six months).

3. We note your disclosure in this section and elsewhere throughout your registration statement that you are currently enrolling patients in a "pivotal" trial for BT-001 for the treatment of patients with type 2 diabetes. Please revise the disclosure to make it clear that even if you receive positive data from this trial, the U.S. Food and Drug Administration (FDA) or other regulators may require you to conduct additional trial or not agree with your trial design.

4. We note your disclosure here that you have "conducted primary market research establishing the potential for widespread reimbursement coverage of our lead product candidate by representative payer groups." However, we note your risk factor disclosure on pages 60 and 61 indicates that CMS is the principal decision-maker with respect to reimbursements and that there is "significant uncertainty related to the insurance coverage and reimbursement of newly approved products". Accordingly, please revise your disclosure on page 16 to provide additional support and context or remove the claim. Also, expand your disclosure on page 174-175 to explain how CMS factors into your efforts to achieve reimbursement coverage.

The Board of Directors' Reasons for Approval of the Business Combination, page 21

5. Please revise to further explain and clarify the Board's belief that BTX has a first mover advantage. For instance, the disclosure should clarify that the "early studies" are distinct from clinical trials. Also the "demonstrating clinical benefit" claim should be explained given that BTX has not yet conducted clinical trials and has not received FDA approval for any of it products. With reference to your disclosures on page 41 and 164, please tell us, and revise as applicable to discuss, whether/how the Board considered BTX's intellectual property position when assessing BTX's competitive positioning.

Clear development path for the company's lead candidate. , page 23

6. Please clarify what you mean when you state there is a "[c]lear development path for the company's lead candidate" and that "Better Therapeutics has aligned with the regulators on the pivotal clinical trial design."

Ownership of the Post-Business Combination Company After the Closing, page 24

7. We note your disclosure in the table at the top of page 25 showing "100% redemption (or $0 in trust)." However, we note your disclosure elsewhere that the maximum redemption amount requires a minimum trust account balance of $5,000,001, after giving effect to the payments to redeeming stockholders. Please revise or advise.

Risks Related to the Combined Entity and the Business Combination
The Combined Entity's amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware..., page 76

8. We note your disclosure here that the Combined Entity's amended and restated certificate of incorporation will contain various exclusive forum provisions. However, we note your disclosure on page 117 where you state that the proposed certificate of incorporation for the Combined Entity will not have a choice of forum provision and it appears that the choice of forum provision will be in your amended and restated bylaws of the Combined Entity. Please revise your disclosure or otherwise advise.

Net Loss Per Share, page 93

9. Please revise the table to separately disclose the number of shares that the BTX SAFEs are expected to be converted into.

10. Please also state here how many rights are currently outstanding, and whether you have included them in the calculation of the basic weighted average shares outstanding here.

Certain Unaudited BTX Prospective Financial Information, page 100

11. Please revise to disclose the material assumptions supporting the large projected revenue increases in 2026 and 2027.

Interests of MCAD's Directors and Officers and Others in the Business Combination, page 105

12. We note disclosure here and elsewhere, including in your risk factors, regarding conflicts of interest in circumstances where the founder shares become worthless without an initial business combination. Please disclose in quantitative and qualitative terms how economic incentives could result in substantial misalignment of interests where an initial business combination does occur. For example, since your sponsor acquired a 20% stake for approximately $0.017 per share and the merger consideration is based on a deemed price per share of $10.00 a share, the insiders could make a substantial profit after the initial business combination even if public investors experience substantial losses. Please revise here and your risk factors accordingly.

Sources and Uses for the Business Combination, page 106

13. We note your table appears to disclose that cash consideration will be paid to BTX Equityholders. However, elsewhere your disclosure states that "Merger Consideration" is "15,000,000 shares of MCAD's common stock, par value $0.0001 per share ("MCAD Common Stock"), subject to adjustment." Please update this apparent inconsistency or otherwise advise.

Certain Material U.S. Federal Income Tax Consequences of Exercising Redemption Rights, page 109

14.   Please have counsel provide an opinion concerning the consequences to U.S. holders of exercising their redemption rights. For additional guidance concerning assumptions and opinions subject to uncertainty, refer to Staff Legal Bulletin No. 19.

Conflicts of Interest, page 140

15.   Please revise to clarify and quantify Chardan's financial interests in consummating the merger. With reference to the disclosure on page F-7, please be sure to address deferred underwriting compensation, financial advisory fees and any other value that Chardan is eligible to receive if the merger is consummated. Also, revise the Background of the Merger section to clarify MCAD reason(s) for engaging Chardan after the term sheet with BTX had been executed. In this regard, we do not see any additional references in the Background section concerning Chardan's provision of advisory services.

Information About BTX, page 149

16.   Please revise the Business section to explain the company's plan for the SPAC merger and PIPE funds. In this regard, please discuss your plans for funding your lead candidate(s); building your sales, marketing and distribution infrastructure; and obtaining reimbursement coverage.

BTX's Solution, page 150

17.   We note your disclosure here that your pilot study of BTX's BT-001 "resulted in clinically meaningful improvement in glycemic control" and similar statements throughout the document, including, as example only, your references to "[BT-001's] strong efficacy signal," "BT-001 demonstrating clinical benefit" and "BTX demonstrated comparable efficacy in lowering A1c to orally administered medications with fewer side effects." Safety and efficacy are determinations that are solely within the authority of the U.S. Food and Drug Administration (FDA) or similar foreign regulators. You may present clinical trial end points and objective data resulting from trials without concluding efficacy. Please revise these and similar statements here and throughout the document.

18.   Please expand your disclosure on page 151 and/or 155 to clarify how your PDT product candidates will be used "under the guidance of a physician."

19.   Please revise to clarify how many digital prescription therapeutics have received FDA approval or clearance to make disease treatment claims. Discuss the regulatory pathway these therapeutics have followed and whether they presently are reimbursed like they were a drug. Also indicate whether any such approved/cleared therapeutics have focused on nutrition or instead focused on other other behaviors and/or addictions. Revise the disclosure on page 16, as applicable.

Platform Leverage, page 153

20.   Please revise your statement that you have "the potential to develop a portfolio of PDTs for some of the most prevalent diseases in the U.S. at a fraction of the time and cost of traditional therapeutics" and your similar statements on page 154 that, "BTX expects to rapidly develop and, if approved, commercialize multiple product candidates" and "expedited FDA review process" for your product candidates. Clinical development is a lengthy process and indications that you will be successful in developing your product candidates in a rapid or accelerated manner is speculative.

BTX's Pipeline, page 154

21.   Please shorten the length of the shading for the clinical studies that are not yet completed in the pipeline table on page 154. For example only, BT-001 needs to be shortened, given the disclosure on page 157 indicates the trial is still ongoing and topline data is not expected until Q4 2021. In addition, it appears that your length of shading needs to be shortened since you have not completed a pilot study for BT-002, BT-003, BT-004 and BT-005.

Key Findings of the Pilot Study, page 155

22.   Revise to disclose the p values and indicate whether each reported trial result was statistically significant. We also note your disclosure in the chart on page 156 that, "[t]he FDA approvable endpoint is a reduction in A1c of -0.4% compared to control after 12 weeks of treatment." Please explain what you specifically mean by this statement as well as stating your basis for making this claim, including whether or not you have had discussions with FDA.

Pivotal study of BT-001, page 157

23.   Please revise to clarify the 3 month and 6 month efficacy endpoints. In this regard, please revise to disclose the quantitative reduction at the end of each period or advise. Also, disclose the safety endpoints.

24.   We note your risk factor disclosure on page 51 where you state that your pivotal study of BT-001 is a "virtual clinical trial." Please clarify your disclosure here to discuss the specific aspects of your trial that are "virtual."

BTX Payer Research, page 175

25.   Please define or explain any technical terms or abbreviations the first time they are used. For example only, please define the term "T2D" in your graphic on page 175.

Employment Agreements with BTX's Named Executive Officers, page 183

26.   We note that in connection with the Business Combination you have entered into offer letters with each of the named executive officers and a new employment agreement with

Mr. Appelbaum. Please file the employment agreement and offer letters of each of your executive officers as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K. In addition, please revise your disclosure to include the all material terms of the agreements, including compensation.

BTX Financial Statements
Note 10. Fair Value Measurements, page F-32

27.   Here and at page 205, you referred to assumptions and estimates for the SAFE valuation. Please revise to disclose the quantitative information about the significant unobservable inputs used in the fair value measure as required ASC 820-10-50-2(bbb).

General

28.   Please revise your graphics throughout your registration statement as applicable to ensure that the text is legible. For example, the text in your pipeline table and the text in the graphic on page 176, including the source, are unclear and difficult to read.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Li Xiao at (202) 551-4391 or Daniel Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at (202) 551-8342 or Joe McCann at (202) 551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Andrei Sirabionian